UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant:

First Industrial Realty Trust, Inc.

2.	Name of Person Relying on Exemption:

Land & Buildings Investment Management, LLC

3.	Address of Person Relying on Exemption:

Soundview Plaza
1266 E Main St., Suite 700R
Stamford, Connecticut 06902

4.	Written Materials. The following written materials are attached:

Press Release and Letter to Shareholders, dated April 7, 2026.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Land & Buildings Investment Management, LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings Investment Management, LLC and its affiliates.

PLEASE NOTE: Land & Buildings Investment Management, LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Land & Buildings Sends Letter to First Industrial Realty Trust Shareholders Highlighting the Need for Shareholders to Send a Clear Message That Further Change is Required

Believes FR’s Belated Governance and Capital Allocation Concessions Would Not Have Occurred Without L&B’s Public Pressure and Still Fall Far Short of What Shareholders Deserve

Details That the FR Board’s Cherry-Picked Performance Data, Post-Vote Director Appointment, and Discretionary Buyback Are Half-Measures Designed to Preserve the Status Quo

Calls on Fellow Shareholders to Vote Against the Reelection of Chairman Matt Dominski and Director H. Patrick Hackett, Jr. – the Two Longest-Tenured Directors on the Board – at Upcoming Annual Meeting

Stamford, CT (April 7, 2026) – Today, Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings,” “L&B,” “us” or “we”), a shareholder of First Industrial Realty Trust, Inc. (NYSE: FR) (“First Industrial,” “FR” or the “Company”), issued a letter to shareholders responding to the Company’s glossy mailer and highlighting that FR’s belated concessions prove the campaign is working but that changes fall far short of what shareholders deserve.

The full text of the letter is below:

Dear fellow First Industrial Shareholders,

Since Land & Buildings launched its public campaign on December 4, 2025, First Industrial Realty Trust (NYSE: FR) has announced a $250 million share repurchase authorization, a 12% dividend increase, and the appointment of one new director.1 None of these actions would have occurred without public pressure, in our view. While we welcome these steps as evidence that shareholder engagement works, they fall woefully short of what is needed to maximize value for First Industrial shareholders. These half-measure actions are designed to test what the bare minimum is that can be done to help preserve the status quo, not to maximize value.

Last week, First Industrial mailed shareholders a glossy letter urging them to vote “FOR” the reelection of the Company’s nominees to its Board of Directors (the “Board”) at the upcoming 2026 Annual Meeting of Shareholders (the “Annual Meeting”). We urge shareholders to read it carefully, not just for what it says, but for what it reveals about a Board that still does not understand the urgency of the moment.

The Board’s Response Confirms Our Thesis

FR’s letter presents a total shareholder return table measured as of March 2, 2026, three months after our campaign began and after the stock rallied 14%, outperforming its closest peers, in response to our activism. Our original analysis, presented December 3, 2025, used data as of the day before our public presentation to avoid precisely this kind of self-serving cherry-pick. We believe FR’s decision to move the measurement date tells shareholders everything they need to know about this Board’s intellectual honesty.

1 FR SEC filings.

Even on FR’s own data, the stock has underperformed the REIT Index by 6% over three years.2 The Company’s chosen “Since Feb 2024” starting date, a period that conveniently begins near a trough, is not a standard institutional measurement period. Shareholders should ask: why won’t the Board show trailing four-year returns prior to our public involvement? But they know the answer: FR underperformed its proxy compensation peers by 28% over that period.3

One Director Appointed After the Upcoming Vote Is Not Board Refreshment

FR announced that Frank E. Schmitz will join the Board effective June 1, 2026, after the Annual Meeting vote. This is not proactive board refreshment. This is a defensive maneuver designed to create the appearance of change while depriving shareholders of their right to vote on the election of a new director being seated shortly after the annual shareholder vote.

Genuine board refreshment and respecting proper governance would mean adding new directors before the vote, not after it. It would mean replacing the two longest-tenured directors, Chairman Dominski (16 years) and Mr. Hackett (16 years), not adding a seventh seat while both remain entrenched. No new director added in five years, and the Board’s answer to our campaign is one appointment that takes effect only after shareholders have lost their ability to vote on the matter.

A $250 Million Buyback That May Never Happen

FR’s letter touts a “new share repurchase program.” Read the fine print: the Company “may opportunistically repurchase” up to $250 million of stock. This is a discretionary authorization, not a commitment. With the stock trading at a mid-6% implied cap rate while private market cap rates are in the low-to-mid 5% range, every dollar of buyback creates immediate value for remaining shareholders.4 A Board serious about closing the discount would commit to a minimum repurchase level, not issue a permissive authorization it can quietly ignore.

VOTE AGAINST Dominski and Hackett

We reiterate our call for shareholders to VOTE AGAINST the re-election of Chairman Matt Dominski and Director H. Patrick Hackett, Jr. at the upcoming Annual Meeting.

•	Mr. Dominski (16 years) has overseen a persistent discount to NAV and its peers, refused to engage collaboratively with shareholders on meaningful improvements, effectively threatened to cut off communications with Land & Buildings if we did not withdraw our nomination, and simultaneously served as a long-time board member of a company that filed for Chapter 11 bankruptcy.[5]
•	Mr. Hackett (16 years) chairs both the Compensation and Investment Committees and has overseen a pay program that awarded CEO Baccile a 25% raise to $8.3 million in 2025 while the stock languished.[6]

2 First Industrial Schedule 14A dated 3/31/2026.

3 Land and Buildings and Bloomberg.

4 Land and Buildings.

5 First Industrial Schedule 14A dated 3/30/2026.

6 First Industrial Schedule 14A dated 3/30/2026.

A strong VOTE AGAINST their reelection will send an unambiguous message: shareholders expect real change, not cosmetic gestures timed to deflect criticism and preserve the status quo. The Board’s incremental concessions confirm FR directors feel the pressure. Now is the time to increase it and hold them accountable.

FR’s portfolio has been transformed – its same store NOI and FFO growth rival Prologis and EastGroup. The persistent valuation discount is not a real estate problem. It is a governance problem. We strongly believe that with meaningful Board change, the discount will close.

Sincerely,

Jonathan Litt

Land & Buildings Investment Management, LLC

***

THIS COMMUNICATION IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY AND DOES NOT REQUEST OR SEEK THE POWER TO ACT AS A PROXY FOR ANY SHAREHOLDER. DO NOT SEND US YOUR PROXY CARD. LAND & BUILDINGS IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. LAND & BUILDINGS IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact

Saratoga Proxy Consulting LLC

John Ferguson, (212) 257-1311

jferguson@saratogaproxy.com